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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 14D-9
                                (RULE 14d-101)

         SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               -----------------

                               LANDS' END, INC.
                           (Name of Subject Company)

                               LANDS' END, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (Title and Classes of Securities)

                               -----------------

                                  515086 10 6
                     (Cusip Number of Class of Securities)

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                               DONALD R. HUGHES
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                               LANDS' END, INC.
                              ONE LANDS' END LANE
                          DODGEVILLE, WISCONSIN 53595
                                (608) 935-9341

      (Name, Address and Telephone number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                               -----------------

                                with copies to:

                     KARL DAHLEN         ROBERT S. OSBORNE, P.C.
              VICE PRESIDENT AND SENIOR     KIRKLAND & ELLIS
                    LEGAL OFFICER        200 EAST RANDOLPH DRIVE
                  LANDS' END, INC.       CHICAGO, ILLINOIS 60601
                 ONE LANDS' END LANE         (312) 861-2368
                DODGEVILLE, WISCONSIN
                        53595
                   (608) 935-9341

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1.  SUBJECT COMPANY INFORMATION

NAME AND ADDRESS

   The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is Lands' End, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is One Lands' End Lane, Dodgeville, Wisconsin 53595. The telephone number of the principal executive offices of the Company is (608) 935-9341.

SECURITIES

   The title of the class of securities to which this Statement relates is the common stock, par value $0.01 per share, of the Company (the "Common Stock"). As of May 12, 2002, there were 30,012,942 shares of Common Stock issued and outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

NAME AND ADDRESS

   The name, address and telephone number of the Company, which is the person filing this Statement and is also the subject company, are set forth under the caption Item 1. "Subject Company Information -- Name and Address" above.

TENDER OFFER AND MERGER

   This Statement relates to the tender offer by Inlet Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Sears, Roebuck and Co., a New York corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO filed by Purchaser and Parent (the "Schedule TO") with the United States Securities and Exchange Commission (the "SEC") on May 17, 2002, to purchase all the outstanding shares of Common Stock at a purchase price of $62 per share, net to the seller in cash (the "Offer Price"), on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 2002 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, constitute the "Offer"). As set forth in the Schedule TO, the principal executive offices of Parent and Purchaser are located at 3333 Beverly Road, Hoffman Estates, IL 60179.

   The Offer is being made pursuant to the Acquisition Agreement and Agreement and Plan of Merger, dated as of May 12, 2002, among Parent, Purchaser and the Company (the "Acquisition Agreement"). The Acquisition Agreement provides, among other things, that as soon as practicable following consummation of the Offer and the satisfaction or waiver of the conditions set forth in the Acquisition Agreement, in accordance with the relevant provisions of Delaware law, Purchaser will be merged with and into the Company (the "Merger"). Following the effective time of the Merger (the "Effective Time"), the Company will continue as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of Parent.

   In the Merger, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock owned by the Company, any subsidiary of the Company, Parent or Purchaser or any other wholly-owned subsidiary of Parent, which shall be canceled, and other than the shares of Common Stock, if any, held by holders of Common Stock who have properly demanded and perfected their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware ("DGCL")) will, by virtue of the Merger and without any action on the part of the holders of Common Stock, be converted into the right to receive the Offer Price, in cash, less any required withholding taxes and without interest, upon surrender of the certificate(s) formerly representing such shares of Common Stock. The Acquisition Agreement is more fully described in Section 11. "The Transaction Documents--The Merger Agreement" of the Offer to Purchase, which is filed herewith as Exhibit (a)(1) and incorporated herein by reference.

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   Each of Mr. Gary C. Comer, the Company's Chairman, certain trusts and charitable foundations established by Mr. Comer, and a trust associated with Mr. Richard C. Anderson, the Company's Vice Chairman, have entered into Tender Agreements, dated as of May 12, 2002 (each, a "Tender Agreement"), with Parent and Purchaser, pursuant to which they have, among other things, agreed to tender in the Offer an aggregate of approximately 55% of the issued and outstanding Common Stock (approximately 50.1% on a fully diluted basis), subject to certain terms and conditions. For purposes of the Offer and as used herein, "on a fully diluted basis" means, as of any date, the number of shares of Common Stock issued and outstanding, together with the shares of Common Stock that may be issued by the Company pursuant to warrants, options, rights or obligations outstanding at that date, whether or not vested or then exercisable.

   The Tender Agreements are more fully described in Section 11. "The Transaction Documents--The Tender Agreements" of the Offer to Purchase, which is filed herewith as Exhibit (a)(1) and incorporated herein by reference.

   Copies of the Acquisition Agreement and form of Tender Agreement (collectively, the "Transaction Agreements") are filed herewith as Exhibits
(e)(1) and (e)(2), respectively, and incorporated herein by reference. Copies of (i) the joint press release issued by the Company and Parent on May 13, 2002, Q&A to Company employees and certain other materials issued by the Company on May 13, 2002; (ii) the transcript of the conference call held by the Company on May 13, 2002; (iii) the press release issued by the Company on May 16, 2002; and (iv) the employee newsletter circulated by the Company on May 16, 2002, are filed herewith as Exhibits (a)(3) through (a)(6) and incorporated herein by reference.

ITEM 3.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

   Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers and between the Company and Parent and Purchaser are, except as noted below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder (the "Information Statement") that is attached as Annex B to this Statement and incorporated herein by reference. Except as set forth in this Item 3 or in the Information Statement or as incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company or its executive officers, directors or affiliates or (ii) Parent, Purchaser, or their respective executive officers, directors or affiliates.

THE TRANSACTION AGREEMENTS

   The summaries of the Transaction Agreements and the description of the conditions of the Offer are contained in Sections 11. "The Transaction Agreements--The Merger Agreement" and "--The Tender Agreements" and 15. "Certain Conditions of the Offer" of the Offer to Purchase, which is filed herewith as Exhibit (a)(1) and incorporated herein by reference. Such summaries and descriptions are qualified in their entirety by reference to the Transaction Agreements, which are filed herewith as Exhibits (e)(1) and (e)(2) and incorporated herein by reference.

CEO EMPLOYMENT AGREEMENT; SENIOR EXECUTIVE RETENTION AGREEMENTS; AND EXECUTIVE RETENTION PLANS

   CEO Employment Agreement. The Company entered into an Amended and Restated Agreement with David F. Dyer, its President and Chief Executive Officer, dated as of May 12, 2002 (the "CEO Agreement"), which amends a previous agreement between Mr. Dyer and the Company dated December 11, 1998. Under the CEO Agreement, Mr. Dyer will continue to serve as President and Chief Executive Officer of the Company, and after a sale of the Company to Parent, will report directly to the Chief Executive Officer of Parent. The CEO Agreement also provides that Mr. Dyer's base salary will be at least $600,000 per annum and that he is eligible to receive an annual bonus at specified target bonus levels. Mr. Dyer is also entitled to participate in the Company's long-term incentive plans and in any employee pension and welfare benefit plans and programs made available to other senior executives, and to use the Company's plane.

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   If Mr. Dyer's employment with the Company is terminated by the Company without cause or by Mr. Dyer following certain specified actions by the Company, Mr. Dyer will be entitled to: (i) payment of his base salary, any earned and unpaid incentive awards and accrued and unused vacation days through the termination date, and all other vested benefits as of the termination date,
(ii) payment of an aggregate amount, to be paid on a regular basis over a 24-month period (the "Salary Continuation Period"), equal to two times the sum of his annual base salary plus a specified percentage of his target bonus,
(iii) participation in the Company's health and medical insurance policies for himself and his spouse during the Salary Continuation Period at the same cost and expense as other senior executives of the Company, (iv) participation in the Company's retiree medical plan for himself and his spouse at the same cost and expense as other participants in such plan from the end of the Salary Continuation Period until the earlier of his 65/th birthday or his death, and
(v) the right to elect to have the Company purchase his home in Dodgeville, Wisconsin. In addition, after a sale of the Company, Mr. Dyer may be entitled to receive certain gross up payments under certain circumstances to compensate him for the amount of any excise tax he incurs in connection with the accrual of benefits in respect of such sale and any incremental income tax he incurs as a result of the gross up payments. Under the terms of the CEO Agreement, the consummation of the Merger, but not the consummation of the Offer, constitutes a sale of the Company.

   Mr. Dyer's agreement prohibits him from engaging in certain activities that compete with the Company's business for a period of one year after the termination of his employment with the Company and prohibits him from soliciting employees and certain customers of the Company for a period of two years after the termination of his employment with Company.

   CEO Letter Agreement. On May 13, 2002, Mr. Dyer entered into a letter agreement with Parent regarding his employment with Parent after a sale of the Company (the "CEO Letter Agreement"). The CEO Letter Agreement, which is subject to approval by the compensation committee of Parent's board of directors, provides that following the Merger, Mr. Dyer will be the President and CEO of the Company and Executive Vice President/General Manager, Customer Direct, of Parent, reporting directly to the Chairman and Chief Executive Officer of Parent.

   The CEO Letter Agreement also provides that following a sale of the Company to Parent, Mr. Dyer will be granted 50,000 non-qualified stock options to purchase Parent stock, which will vest over a three-year period and 40,000 shares of restricted stock of Parent that vest on the second and third anniversaries of the date of grant. If Mr. Dyer's employment is terminated, his stock options and shares of restricted stock will continue to vest during any salary continuation period. If an involuntary termination occurs during the first year of employment other than for cause, including for good reason, (i) any restricted stock not vested at the end of the Salary Continuation Period shall vest in full at the end of such period, (ii) Parent will pay Mr. Dyer, within 30 days after the Salary Continuation Period, an amount equal to the option spread on up to 16,668 stock options of Parent that do not otherwise vest during the Salary Continuation Period and (iii) his participation in the long-term incentive plan will be prorated through the last active day worked.

   Mr. Dyer will also be entitled to participate in the long-term performance incentive program of Parent and the qualified and non-qualified pension plans of Parent. Under the non-qualified pension plan of Parent, Mr. Dyer will receive 2 years of service credit for each year of service during the first five years of his employment with Parent. In the event of a change of control of Parent during his employment or if his employment is terminated without cause after the expiration of his current employment agreement, the terms of Mr. Dyer's separation would mirror those of other similarly situated executives of Parent. At the expiration of the CEO Agreement, it is anticipated that Mr. Dyer will be asked to enter into agreements regarding severance, non-competition, non-solicitation and non-disclosure with Parent on terms that would mirror those of other similarly situated executives of Parent.

   Senior Executive and Other Officer Retention Agreements. In addition to the CEO Agreement, the Company entered into agreements, dated as of May 12, 2002, with 16 of its senior executives and other officers (the "Executive Retention Agreements"). Under the Executive Retention Agreements, if an executive remains continuously employed by the Company for one year following a sale of the Company, such executive will be entitled to receive a retention bonus, payable in a lump sum, in an amount equal to such executive's base salary

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multiplied by either 1.0 or 0.75, depending on the identity of the covered executive. If all such executives receive a retention bonus, the aggregate amount of these retention bonuses would be approximately $3.5 million. The Executive Retention Agreements provide that the consummation of the Merger, but not the Offer, constitutes a sale of the Company.

   In addition to the retention bonuses, if an executive's employment with the Company is terminated by the Company other than for cause or by such executive following certain specified actions by the Company, such executive would be entitled to: (i) receive his or her base salary through the date of termination, any earned and unpaid bonus from the fiscal year prior to the termination date, and all other vested benefits as of the date of termination and payment with respect to any unused vacation time, (ii) payment of a pro rata portion of a specified percentage of his or her target bonus for the then current fiscal year, (iii) a severance payment in an aggregate amount equal to
1.5 of the sum of (x) his or her then current base salary plus (y) a specified percentage of his or her target bonus, which severance payment is payable over 18 months and (iv) if such termination occurs after a sale of the Company and during the two year period following such sale, participation in the Company's health and medical benefits during such severance payment period at the same cost and expense as other executives of the Company. If employment with the Company of all 16 executives is terminated by the Company other than for cause or by such executives following certain specified actions by the Company, the aggregate amount of the severance payments under clause (iii) above would be approximately $11.2 million (excluding all retention bonuses and gross up payments).

   After a sale of the Company, each executive may be entitled to receive certain gross up payments under certain circumstances to compensate him or her for the amount of excise tax he or she incurs in connection with the accrual of benefits in respect of such sale and any incremental income tax he or she incurs as a result of the gross up payments.

   The Executive Retention Agreements also contain restrictive covenants that prohibit each covered executive from engaging in certain activities that compete with the Company's business for a period of 6 months following the termination of his or her employment with the Company and from soliciting employees and certain customers of the Company for a period of two years following the termination of his or her employment with the Company.

   Executive Retention Plans. On May 12, 2002, the Company adopted the Executive Retention Plan -- Group A ("Plan A") and the Executive Retention Plan -- Group B ("Plan B" and, together with Plan A, the "Plans"). Twenty-four officers and other key employees of the Company are eligible to participate in Plan A and sixty-nine key employees of the Company are eligible to participate in Plan B (collectively, "Eligible Employees"). The Plans provide that each Eligible Employee will be entitled to receive a retention bonus, payable in a lump sum, if such Eligible Employee remains continuously employed by the Company for one year following a sale of the Company, in an amount equal to (x)
0.5 times such Eligible Employee's base salary, for Eligible Employees under Plan A and (y) 0.25 times such Eligible Employee's base salary, for Eligible Employees under Plan B (in each case, the "Retention Bonus"). If, during the one year period following a sale of the Company, an Eligible Employee is terminated by the Company other than for cause or if such Eligible Employee terminates his or her employment following certain specified actions by the Company, such Eligible Employee would be entitled to receive his or her Retention Bonus upon such termination. If all Eligible Employees receive Retention Bonuses, the aggregate amount of all Retention Bonuses payable under the Plans would be approximately $3.7 million. Under the terms of the Plans, the consummation of the Merger, but not the Offer, constitutes a sale of the Company.

   The Plans also provide that if, after the occurrence of a sale of the Company and prior to the second anniversary of such sale, an Eligible Employee's employment with the Company is terminated by the Company other than for cause or by such Eligible Employee following certain specified actions by the Company, than such Eligible Executive shall be entitled to: (i) payment of such Eligible Employee's base salary through the date of termination, (ii) any earned and unpaid bonus from the previous fiscal year, (iii) a pro rata portion of a specified percentage of his or her target bonus for the then current fiscal year, (iv) an amount equal to either 1.0 times, in the case of Plan A, or 0.5 times, in the case of Plan B, the sum of (x) his or her then current annual base salary plus (y) a specified percentage of his or her target bonus, which severance amount is payable over 12 months under Plan A and 6 months under Plan B, (v) all other vested benefits as of the termination date, (vi) payment

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with respect to unused vacation time and (vii) participation in the Company's health and medical benefits during such respective severance period at the same cost and expense as other similarly situated employees. If, after a sale of the Company, all Eligible Employees were terminated other than for cause or if they were to terminate their employment following certain specified actions by the Company, then the aggregate amount of the severance payments under clause (iv) above would be approximately $10.6 million (excluding all retention bonuses and gross up payments). Prior to a sale of the Company, no amounts are payable under the Plans.

   After a sale of the Company, each Eligible Employee covered under Plan A may be entitled to receive certain gross up payments under certain circumstances to compensate him or her for the amount of excise tax he or she incurs in connection with the accrual of benefits in respect of such sale and any incremental income tax he or she incurs as a result of the gross up payments.
   The foregoing summaries of the CEO Employment Agreement, the CEO Letter Agreement, Executive Retention Agreements and the Plans are qualified in their entirety by reference to the CEO Employment Agreement, CEO Letter Agreement, form of Executive Retention Agreement and the Plans filed herewith as Exhibits
(e)(4) through (e)(9) and incorporated herein by reference.

CONFIDENTIALITY AGREEMENT

   On February 26, 2002, Parent and the Company entered into a confidentiality agreement in connection with Parent's evaluation of the Company and the Company's provision of certain information to Parent (the "Confidentiality Agreement"). The Confidentiality Agreement is filed herewith as Exhibit (e)(3) and incorporated herein by reference.

EFFECT OF THE MERGER ON EMPLOYEE BENEFIT PLANS AND STOCK PLANS

   The Acquisition Agreement provides that from the Effective Time until the first anniversary of the Effective Time, the Parent will provide (or cause the Surviving Corporation to provide) employees who were employees of the Company at the Effective Time with salary and benefits (including benefits pursuant to qualified and nonqualified benefit and retirement plans, savings plans, medical, dental, disability and life insurance plans and programs, deferred compensation arrangements, bonus and incentive compensation plans, and retiree benefit plans, policies and arrangements) other than equity related compensation, that are no less favorable in the aggregate than those provided by the Company and the Company's subsidiaries to such employees immediately prior to the Effective Time. The Parent has also agreed to honor and perform (and to cause the Surviving Corporation to honor and perform) all severance, change in control and termination programs, policies, agreements (including any change in control, termination, severance agreements or employment agreements containing such type of provisions) and plans of the Company or any of the Company's subsidiaries. However, the employee benefits section of the Acquistion Agreement provides that it does not create in any Company employee any rights of employment or continued employment.

   The consummation of the Offer constitutes a "Sale of the Company" pursuant to the terms of the options to purchase Common Stock under the Lands' End Stock Option Plan (together with the options outstanding under the Non-Employee Director Stock Option Plan, the "Company Options"). Consequently, upon consummation of the Offer, all unvested Company Options will fully vest and become exercisable and all conditions and restrictions with respect to the Company Options then outstanding, including limitations on exercisability and vesting, risk of forfeiture and conditions and restrictions requiring continued performance of services or the meeting of any targets or milestones with respect to the exercisability or vesting of any such Company Options, will immediately lapse.

   The Acquisition Agreement further provides that each Company Option unexercised and outstanding at the Effective Time will be cancelled as of the Effective Time in exchange for a cash payment to the holder of the Company Option in an amount equal to the excess of (x) the Offer Price multiplied by the number of shares of Common Stock purchasable pursuant to such Company Option immediately prior to the Effective Time over (y) the aggregate exercise price for the shares of Common Stock purchasable pursuant to such Company Option immediately prior to the Effective Time (in each case assuming such Company Option had been fully vested and fully exercisable as of the Effective Time as contemplated by the Acquisition Agreement), less any amounts as

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are required to be deducted and withheld under the United States Internal
Revenue Code of 1986, as amended, or any provision of state or local tax law in connection with such payment. The aggregate value of vested Company Options (based on the difference between $62 and the per share exercise price of such Company Options), held by each of the Company's directors and executive officers, as of May 7, 2002, is approximately $31.35 million. The aggregate value of unvested Company Options (based on the difference between $62 and the per share exercise price of such Company Options), held by each of the Company's directors and executive officers, as of May 7, 2002, is approximately $20.55 million.

INDEMNIFICATION AND INSURANCE

   The Acquisition Agreement provides that the Parent and the Surviving Corporation jointly and severally shall indemnify, to the full extent permitted under Delaware law, the present and former directors and officers of the Company and its subsidiaries in respect of actions taken prior to and including the Effective Time in connection with their duties as directors or officers of the Company or its subsidiaries (including in connection with the Offer and the Merger). The Acquisition Agreement also provides that for at least six years after the Effective Time, the Parent or the Surviving Corporation will maintain in effect directors' and officers' liability insurance covering the persons who are currently covered by the existing directors' and officers' liability insurance of the Company with respect to actions that have taken place prior to or at the Effective Time, on terms and conditions (including coverage amount) no less favorable to such persons than those in effect under the existing directors' and officers' liability insurance of the Company. Furthermore, under the terms of the Acquisition Agreement, any successor to or assignee of Parent, Purchaser or the Company will be bound by these indemnification and insurance obligations.

REPRESENTATION ON THE BOARD

   The Acquisition Agreement provides that, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, upon the purchase of and payment for at least two-thirds of the issued and outstanding Common Stock in connection with the Offer by Parent or any of its subsidiaries and prior to the Effective Time:

  . The size of the Company's board of directors (the "Board") will be increased to 9.

  . All current directors will resign, other than 3 of the current directors who are not employees of the Company or stockholders, affiliates, associates or employees of Parent or Purchaser (the "Independent Directors").

  . A number of persons equal to the aggregate vacancies so created will be designated by Parent and will be elected to fill the vacancies so created.

   After the election of Parent's designees to the Board and prior to the Effective Time, the affirmative vote of 8 out of 9 of the Company's directors (or such other number that would constitute a majority of the Independent Directors) will be necessary to (i) amend or terminate the Acquisition Agreement, (ii) waive any obligation or other act of Parent or Purchaser or waive any of the Company's rights, remedies or benefits under the Acquisition Agreement or (iii) take any other action of the Company's Board under or in connection with the Acquisition Agreement in any manner that adversely affects the holders of Common Stock.

   As of the date of this Statement, no determination has been made as to which directors of the Company will serve as Independent Directors.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

RECOMMENDATION OF THE BOARD

   At a meeting held on May 12, 2002, the members of the Board unanimously:

  . determined that the terms of the Acquisition Agreement, the Offer and the Merger were fair to, and in the best interests of, the Company and its stockholders, and declared that the Offer and the Merger are advisable;

  . approved the Acquisition Agreement and the transactions contemplated thereby, including the Offer and the Merger, and each of the Tender Agreements and the transactions contemplated by the Tender Agreements; and

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  .  recommended (subject to the further exercise of its fiduciary duties) that the Company's stockholders accept the Offer and tender their shares of Common Stock pursuant to the Offer and, if necessary under the DGCL, approve and adopt the Acquisition Agreement and the Merger.

THE BOARD RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO THE OFFER.

BACKGROUND

   Over a period of several years prior to the Transaction, the Company and Mr. Comer had contacts from time to time with Parent regarding Parent's potential interest in engaging in a business or strategic transaction with the Company. Among other things, in connection with the Company's exploration of strategic alternatives in 2000, the Company and Parent entered into a confidentiality agreement in May 2000 pursuant to which the Company provided Parent with certain confidential information. In addition, Mr. Comer received a preliminary contact from the Chief Executive Officer of Parent in late summer 2001, but subsequently indicated to him that the Company was not interested in engaging in a business or strategic transaction at that time.

   None of the foregoing contacts matured into any definitive or binding proposal by either party. Further information provided by the Parent with respect to these contacts is set forth in Section 10. "Background of the Offer; Past Contacts or Negotiations with the Company" of the Offer to Purchase, which is filed herewith as Exhibit (a)(1) and incorporated herein by reference.

   At a November 3, 2001 meeting of the Board of Directors, Mr. Comer reported that he had recently received an inquiry from a third party regarding a potential strategic transaction involving the Company. The directors engaged in a discussion with the Company's outside counsel, Kirkland & Ellis, regarding the fiduciary responsibilities of the Board in connection with strategic transactions. Mr. Comer expressed his intention not to individually sell his interest in the Company and stated that he only would support a transaction that involved all stockholders and gave each stockholder the opportunity to receive the same consideration. He also confirmed that he had no intention of controlling or limiting the process by which the Company might engage in a strategic transaction and intended that the Board as a whole would control any strategic process for the benefit of all stockholders. After further discussing the potential strategic opportunity, the Board reviewed the Company's then current strategic plan for operating on a stand-alone basis and discussed a wide range of possible strategic transactions that could be viewed as alternatives to the then current plan. Based on these discussions, the Board determined that it should take steps to become better informed about the recent inquiry and that it should consult with an independent financial advisor in determining how best to proceed.

   Peter J. Solomon Company Limited ("PJSC") was invited to attend portions of a Board meeting on November 5, 2001 to make a presentation regarding the resources and capabilities of PJSC as an independent financial advisor. At the conclusion of the meeting, the Board decided to engage PJSC as the Company's financial advisor for purposes of evaluating the third party's strategic proposal and any other strategic transactions to be considered by the Board.

   In November 2001, PJSC engaged in preliminary discussions with the third party and its financial advisor with respect to a possible strategic transaction. Shortly after such discussions commenced, however, the third party determined not to pursue a transaction with the Company.

   At a January 22, 2002 meeting, the Board invited PJSC to discuss its views with respect to other strategic opportunities that might be available to the Company. Kirkland & Ellis also provided advice to the directors regarding the legal standards applicable to their decision making process in this regard. The Board then authorized management to proceed to work with PJSC on exploring other strategic opportunities subject to further Board review and guidance.

   Commencing in late February 2002, PJSC contacted over 35 potential strategic and financial buyers selected on the basis of a variety of factors, including perceived interest in the Company, familiarity with the business in which the Company operated and financial ability to consummate a transaction with the Company. PJSC

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engaged in preliminary discussions with these potential buyers, and those parties expressing an interest in pursuing a possible transaction were asked to sign a confidentiality agreement. Seven parties signed confidentiality agreements and received a confidential information memorandum prepared by PJSC. These parties were asked to submit a written, non-binding preliminary indication of interest to the Company by April 15, 2002.

   On March 18, 2002, the Board met by telephone conference to review, among other matters, the progress of the strategic review process. At the meeting, PJSC provided an update and led a discussion of the process that it had engaged in on behalf of the Company. At the conclusion of the meeting, the Board requested that PJSC prepare certain financial analyses with respect to the Company on a standalone going-concern basis to be delivered in advance of the next Board meeting.

   On April 16, 2002, the Board met by telephone conference to review the progress of the strategic review process and to consider the two written indications of interest received from third parties, as well as the financial analyses prepared by PJSC. At this meeting, the Board discussed with Kirkland & Ellis its fiduciary duties in the context of a possible sale of the Company and discussed with PJSC the financial analyses that had been requested by the Board. PJSC then led a discussion of the indications of interest received from third parties and Kirkland & Ellis led a discussion of structural issues and contract issues relating to the implementation of a possible transaction.

   At the April 16, 2002 meeting, the Board determined to provide both parties that had submitted indications of interest, one of which was Parent, with nonpublic information regarding the Company, and authorized Kirkland & Ellis to provide each with forms of an acquisition agreement, pursuant to which such third party would make a cash tender offer for all outstanding shares of Common Stock to be followed by a merger at the same cash price, and a tender agreement, whereby Mr. Comer, subject to the conditions set forth therein, would agree to tender certain of his shares of Common Stock in the tender offer. The two third parties were asked to submit definitive proposals to the Company by May 9, 2002.

   After more than three weeks of due diligence review of the Company and its businesses, both third parties that submitted indications of interest made proposals to the Company on the bid deadline, May 9, 2002. The third party other than Parent reported to the Company that it was prepared to proceed with a fully-financed transaction, but not at a higher price than stated in its previous indication of interest. The highest proposal that the Company received was made by Parent. Parent submitted a written proposal contemplating a fully-financed cash tender offer for all outstanding shares of Common Stock for $61 per share to be followed by a merger at the same cash price and included a detailed markup of the proposed forms of acquisition agreement and tender agreement. Parent also requested that Mr. Anderson, and certain trusts and foundations associated with Mr. Comer, enter into tender agreements, in addition to Mr. Comer.

   On May 10, 2002, the Board met by telephone conference with the Company's legal and financial advisors to discuss the proposals that had been received. PJSC reviewed with the Board the proposals and the valuation methodologies it expected to utilize in evaluating the consideration to be received in a transaction. PJSC also provided a current update of its previous financial analyses regarding the Company on a standalone going-concern basis. The Board then discussed with Kirkland & Ellis its fiduciary responsibilities in the context of the proposals, and certain revisions to the form of acquisition agreement requested by Parent. The Board then engaged in a detailed discussion regarding the proposals and discussed the relative merits of remaining an independent public company. Following this discussion, the Board authorized management and its advisors to continue negotiations with Parent as to both pricing and terms of a definitive acquisition agreement.

   On May 11, 2002, representatives of the Company's and Parent's management teams, and the Company's and Parent's legal and financial advisors, met to negotiate the terms of a revised draft of the acquisition agreement circulated by Kirkland & Ellis early that morning. In connection with these negotiations, the Company requested that Parent increase the consideration it would pay in a transaction. During the course of the negotiations, the Company and Parent reached satisfactory terms with respect to the forms of acquisition agreement and tender agreements, and the Parent agreed to increase the consideration it would pay in the tender offer and second step merger to $62 per share.

   On the afternoon of May 12, 2002, the Board met and considered the revised offer the Company had received from Parent, and the relative merits of such offer versus remaining an independent public company. Kirkland & Ellis made a presentation regarding the Board's fiduciary duties in the context of the proposed transaction and then reviewed with the Board the terms of the proposed acquisition agreement and the related transaction documents as negotiated with Parent and Parent's legal counsel. PJSC reviewed with the Board its financial analysis of the consideration payable in the Transaction and rendered to the Board an oral opinion (which opinion was confirmed by delivery of a written opinion dated May 12, 2002) to the effect that, as of the date of the opinion and based upon and subject to certain matters stated in such opinion, the $62 per share cash consideration to be received in the Transaction by holders of Common Stock was fair, from a financial point of view, to such holders. The Board then received a report of the Compensation Committee regarding the executive retention agreements and plans described above and engaged in a general discussion with respect to the merits of the proposed transaction.

   After thorough discussion, the Board approved and authorized the Acquisition Agreement with Parent. The Acquisition Agreement was executed by the Company and Parent on the evening of May 12, 2002 and publicly announced the following day.

REASONS FOR THE BOARD'S RECOMMENDATION.

   In approving the Acquisition Agreement and the transactions contemplated thereby, including the Offer and the Merger (the "Transaction"), and recommending that all holders of Common Stock accept the Offer and tender their shares of Common Stock pursuant to the Offer, the Board considered a number of factors, including:

  . the financial condition, results of operations and businesses of the Company, on both a historical and prospective basis;

  . the Company's future prospects and alternatives available to the Company as a stand-alone enterprise;

  .  the present and prospective value of the Company as a going-concern;

  . current industry, economic and market conditions and historical market prices;

  .  price to earnings multiples and recent trading patterns of the Common
     Stock;

  . market prices and financial data relative to other companies engaged in the same or similar businesses as the Company and the prices and other terms of recent acquisition transactions in the Company's industry;

  . certain challenges facing the Company, including competition in each part of the Company's business from other industry participants;

  . the relationship of the Offer Price to the historical market prices of the Common Stock, including (i) that the Offer Price represents a 21.5% premium over the closing price of the Common Stock on the trading day immediately preceding the announcement of the Transaction, (ii) that the Offer Price represents a 45.9% premium over the average closing price for the Common Stock of $42.49 during the 12-month period ended May 10, 2002, and (iii) that the Common Stock had traded in the range of $28.38 to $54.69 during the 12-month period ended May 10, 2002;

  . the results of the process that had been conducted by the Board, with the assistance of management and the Company's financial and legal advisors, to evaluate the Company's strategic alternatives, including the fact that over 35 potential strategic and financial buyers were contacted and that the Company did not receive any proposal that offered value superior to the Offer Price;

  . presentations by, and discussions with, senior management of the Company and representatives of the Company's financial and legal advisors regarding the Transaction;

  . the fact that the Acquisition Agreement provides for a prompt cash tender offer for all outstanding shares of Common Stock to be followed by the Merger at the same cash price per share, thereby enabling the Company's stockholders to obtain the benefits of the Transaction at the earliest possible time;

  . the form of consideration to be paid to the Company's stockholders pursuant to the Offer and the Merger, and the certainty of value of cash consideration;

  . that the Offer is conditioned on the holders of at least two-thirds of the issued and outstanding Common Stock on a fully-diluted basis tendering their shares in the Offers, and that each of Mr. Gary C. Comer, certain trusts and charitable foundations established by Mr. Comer and a trust associated with Mr. Anderson would enter into agreements to tender in the Offer an aggregate of approximately 55% of the issued and outstanding Common Stock (approximately 50.1% on a fully diluted basis), subject to certain terms and conditions;

  . the financial presentation of PJSC and the opinion dated May 12, 2002 of PJSC as to the fairness, from a financial point of view and as of such date, of the $62 per share cash consideration to be received in the Transaction by holders of Common Stock. The full text of PJSC's written opinion, dated May 12, 2002, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by PJSC, is attached hereto as Annex A and is incorporated herein by reference. PJSC'S OPINION IS DIRECTED ONLY TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE $62 PER SHARE CASH CONSIDERATION TO BE RECEIVED IN THE TRANSACTION BY HOLDERS OF COMMON STOCK AND IS NOT INTENDED TO CONSTITUTE, AND DOES NOT CONSTITUTE, A RECOMMENDATION AS TO WHETHER ANY STOCKHOLDER SHOULD TENDER SHARES OF COMMON STOCK PURSUANT TO THE OFFER, VOTE IN FAVOR OF OR CONSENT TO, IF NECESSARY, THE MERGER, OR AS TO ANY OTHER ACTIONS TO BE TAKEN BY SUCH STOCKHOLDER IN CONNECTION WITH THE OFFER OR THE MERGER. HOLDERS OF COMMON STOCK ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY;

  . that the Offer and the Merger would be taxable to the Company stockholders and the cash paid to them pursuant to the Offer or the Merger could be used to satisfy any tax liability resulting from the Offer or the Merger;

  . that the Acquisition Agreement permits the Board to withdraw or modify its recommendation of the Transaction to the extent that the Board determines in good faith after consultation with its legal counsel that the failure to withdraw or modify such recommendation would be inconsistent with its fiduciary duties under applicable law;

  . that the withdrawal or modification of the Board's recommendation of the Transaction would not alter its approval of the Acquisition Agreement or the Tender Agreements for purposes of Section 203 of the DGCL;

  . that the Acquisition Agreement permits the Company to request clarification from a person or entity that makes an Acquisition Proposal (as defined in the Acquisition Agreement) to ascertain whether such Acquisition Proposal is a Superior Proposal (as defined in the Acquisition Agreement);

  . that the Acquisition Agreement permits the Company to participate in discussions or negotiations with, or furnish information to, any person that delivers an Acquisition Proposal that, in the good faith judgment of the Board, is a Superior Proposal and in the good faith judgment of the Board after consultation with legal counsel, the failure to respond to such Acquisition Proposal would be inconsistent with the Board's fiduciary duties;

  . that the Acquisition Agreement permits the Company to terminate the Acquisition Agreement if the Company enters into an agreement with respect to an Acquisition Proposal under the circumstances contemplated thereby, provided that the Company pay the Parent a $77.5 million termination fee, plus documented out-of-pocket expenses not to exceed $4 million;

  . that the Tender Agreements terminate upon termination of the Acquisition Agreement;

  . that neither the commencement nor the consummation of the Offer is subject to the Parent's ability to secure financing commitments;

  .  the likelihood of obtaining required regulatory approvals; and

  . the ability of the Company stockholders who object to the Merger to obtain "fair value" for their shares of Common Stock if they exercise and perfect their appraisal rights under Delaware law.

   The foregoing discussion of information and factors considered and given weight by the Board is not intended to be exhaustive, but is believed to include all of the material factors, both positive and negative, considered by the Board. In evaluating the Transaction, the members of the Board considered their knowledge of the business, financial condition and prospects of the Company, and the views of the Company's management and its financial and legal advisors. In view of the wide variety of factors considered in connection with its evaluation of the Transaction, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors.

   The Board recognized that, while the Transaction gives the Company's stockholders the opportunity to realize a significant premium over the price at which the shares of Common Stock were traded prior to the public announcement of the Transaction, adopting the Acquisition Agreement would eliminate the opportunity for the Company's stockholders to participate in the future growth and profits of the Company. The Board also realized that the termination fee and expense reimbursement required by the terms of the Acquisition Agreement to be paid by the Company in certain circumstances would make it more costly for another potential purchaser to acquire the Company. The Board believed that the loss of the opportunity to participate in the growth and profits of the Company following the Offer and the risks associated with the termination fee and expense reimbursement were reflected in the $62 per share price offered by Parent in the Offer, and that termination fee and expense reimbursement provisions are customary in transactions of this type.

INTENT TO TENDER

   To the best of the Company's knowledge, each executive officer, director, affiliate or subsidiary of the Company who owns shares of Common Stock intends to tender all issued and outstanding shares of Common Stock held of record or beneficially owned by such person to Purchaser in the Offer.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

   The Company has retained PJSC to act as its exclusive financial advisor in connection with the Transaction. Pursuant to the terms of PJSC's engagement, the Company has agreed to pay PJSC $1,000,000 upon the delivery of PJSC's fairness opinion, which opinion was delivered by PJSC on May 12, 2002. In addition, upon consummation of the Transaction, the Company has agreed to pay PJSC a fee equal to 0.586% of the aggregate consideration to be paid in the Transaction (including amounts paid to all holders of Common Stock or options to acquire Common Stock and the principal amount of the Company's long-term indebtedness), less the $1,000,000 previously paid in connection with the delivery of PJSC's fairness opinion. The Company also has agreed to reimburse PJSC for reasonable travel and other expenses, including reasonable fees and expenses of its legal counsel, and to indemnify PJSC and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of PJSC's engagement. In addition, PJSC and its affiliates may maintain relationships with the Company, Parent and their respective affiliates. Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Transactions.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

   Other than the contribution of (i) 116,484 shares of Common Stock by the Gary C. Comer Grantor Annuity Trust to each of (x) the Stephanie Comer Remainder Trust and (y) the Guy Comer Remainder Trust, on April 4, 2002, (ii) 1,000,000 shares of Common Stock by Mr. Comer to the Comer Charitable Fund on May 10, 2002 and (iii) 1,317,032 shares of Common Stock by Mr. Comer to the Comer Science and Education Foundation on May 10, 2002, no transactions in the Common Stock have been effected during the past 60 days by the Company or any of its subsidiaries or, to the best of the Company's knowledge, by any executive officer, director or affiliate of the Company.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

   Except as set forth in this Statement and the Offer to Purchase, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

  . a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person;

  . any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

  . any purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or

  . any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

   Except as set forth in this Statement or the Offer to Purchase, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in this Item 7.

ITEM 8.  ADDITIONAL INFORMATION

SECTION 14(f) INFORMATION STATEMENT

   The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Parent, pursuant to the Acquisition Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

ANTI-TAKEOVER STATUTE

   As the Company is a Delaware corporation, the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL") by their terms apply to the approval of the Offer and the Merger. The description of these provisions and their applicability to the approval of the Offer and the Merger is contained in
Section 16. "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase, which is filed herewith as Exhibit (a)(1) and incorporated herein by reference. At its meeting held on May 12, 2002, the Board approved the Transaction Agreements and the transactions contemplated thereby, which approval rendered Section 203 of the DGCL inapplicable to the Transaction Agreements and the transactions contemplated thereby, including the Offer and the Merger.

APPRAISAL RIGHTS

   For a description of the appraisal rights applicable to the Merger (such rights not being applicable to the Offer), see Section 16. "Certain Legal Matters; Regulatory Approvals' of the Offer to Purchase, which section is filed herewith as Exhibit (a)(1) and incorporated herein by reference.

FINANCIAL FORECASTS

   The Company provided to Parent certain non-public business and financial information in connection with its analysis of the Company. The summary description of this information in Section 7. "Certain Information Concerning the Company" of the Offer to Purchase is filed herewith as Exhibit (a)(1) and incorporated herein by reference.

MERGER PROVISIONS

   Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the

Offer without a vote of the Company's stockholders. However, if Purchaser does not acquire at least 90% of the outstanding shares of Common Stock pursuant to the Offer or otherwise, a vote or the written consent of the Company's stockholders is required under Delaware law, and a significantly longer period of time will be required to effect the Merger.

REGULATORY APPROVALS

   Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), applicable to the Offer, the purchase of shares of Common Stock in the Offer may be consummated after the expiration or termination of the applicable waiting period following the filing by Purchaser of a Notification and Report Form with respect to the Offer, unless Purchaser receives a request for additional information or documentary material from the Antitrust Division of the United States Department of Justice or the Federal Trade Commission. In addition, the Offer is subject to antitrust approval in certain foreign jurisdictions. The description of this regulatory approval process in Section 16. "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is filed herewith as Exhibit (a)(1) and incorporated herein by reference.

ITEM 9.  EXHIBITS

   The following Exhibits are filed herewith:

Exhibit
  No.                                                 Description
-------                                               -----------

(a)(1). Offer to Purchase (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent on
        May 17, 2002).

(a)(2). Opinion of Peter J. Solomon Company Limited, dated May 12, 2002 (included as Annex A to this
        Statement).

(a)(3). Joint press release issued by the Company and Parent on May 13, 2002, Q&A to Company employees and certain other materials issued by the Company on May 13, 2002 (incorporated by reference to the
        Schedule 14D-9C filed by the Company on May 13, 2002).

(a)(4)  Transcript of conference call held on May 13, 2002 (incorporated by reference to the Schedule 14D-9C filed by the Company on May 14, 2002).

(a)(5)  Press release issued by the Company on May 16, 2002 (incorporated by refrence to the Schedule
        14D-9C filed by the Company on May 16, 2002).

(a)(6)  Employee news letter issued by the Company on May 16, 2002 (incorporated by reference to the
        Schedule 14D-9C filed by the Company on May 16, 2002).

(e)(1). Acquisition Agreement and Agreement and Plan of Merger, dated as of May 12, 2002, among Parent,
        Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by
        Parent on May 17, 2002).

(e)(2). Form of Tender Agreement, dated as of May 12, 2002, by and among Parent, Purchaser and, as the case may be, Gary C. Comer, certain trusts and foundations established by Mr. Comer and a trust associated with Richard C. Anderson (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by
        Parent on May 17, 2002).

(e)(3). Confidentiality Agreement, dated as of February 26, 2002, by and between Parent and the Company
        (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by Parent on May 17, 2002).

(e)(4). Amended and Restated Agreement, dated as of May 12, 2002, between the Company and David F. Dyer.

(e)(5). Letter Agreement, dated as of May 13, 2002, between Parent and David F. Dyer (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Parent on May 17, 2002).

 Exhibit
   No.                                Description
 -------                              -----------


 (e)(6) Form of Executive Agreement between the Company and each of William Bass, Lee Eisenberg and Mindy Meads, dated as of May 12, 2002.

 (e)(7) Form of Executive Agreement between the Company and each of Lisa Fitzgerald, Patricia Simigran, Sid Mashburn, Geoffrey Werner, Eric Kyser, Robert McElroy, Philip Shaecher, Steven McCardell, Donald Hughes, Frank Giannantonio, Kelly Ritchie, Jeffrey Jones and Samuel Taylor, dated as of May 12, 2002.

 (e)(8)  Executive Retention Plan--Group A, dated as of May 12, 2002.

 (e)(9)  Executive Retention Plan--Group B, dated as of May 12, 2002.

 (e)(10) Lands' End Stock Option Plan (incorporated by reference to Appendix A to the Company's 2002 Proxy Statement).

 (e)(11) Non-Employee Director Stock Option Plan (incorporated by reference to
         Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended January 26, 2001).

 (e)(12) The Information Statement of the Company, dated May 17, 2002 (included as Annex B to this Statement).

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          LANDS' END, INC.

                                          /s/  DONALD R. HUGHES
                                       By: __________________________________
                                          Donald R. Hughes
                                          Senior Vice President and Chief
                                            Financial Officer

Dated: May 17, 2002

                                                                         ANNEX A

                 [PETER J. SOLOMON COMPANY LIMITED LETTERHEAD]

                                                                767 FIFTH AVENUE
                                                        NEW YORK, NEW YORK 10153

                                                                    May 12, 2002

Board of Directors
Lands' End, Inc.
Lands' End Lane
Dodgeville, WI 53595

Ladies and Gentlemen:

   We understand that Lands' End, Inc. (the "Company"), Sears, Roebuck & Co. ("Parent") and Inlet Acquisition Corp. ("Purchaser"), a direct, wholly-owned subsidiary of Parent, propose to enter into an Acquisition Agreement and Agreement and Plan of Merger substantially in the form of the draft dated May 12, 2002 (the "Merger Agreement"). The Merger Agreement provides, among other things and subject to the terms and conditions thereof, for (i) the commencement by Purchaser of a tender offer (the "Tender Offer") for all of the issued and outstanding shares of the common stock, par value $0.01 per share, of the Company (the "Company Common Stock") for $62.00 per share (such price, or the highest of any price as may be paid in the Tender Offer, the "Offer Price"), net to the seller in cash, and (ii) the subsequent merger (the "Merger" and, together with the Tender Offer, the "Transaction") of Purchaser with and into the Company, with each then issued and outstanding share of Company Common Stock (other than certain shares specified in the Merger Agreement) being converted into the right to receive the Offer Price.

   You have asked us to advise you with respect to the fairness to the holders of Company Common Stock from a financial point of view of the consideration to be received by the holders of Company Common Stock pursuant to the Transaction.

   For purposes of the opinion set forth herein, we have:

      (i) reviewed certain publicly available financial statements and other information of the Company;

      (ii) reviewed certain internal financial statements and projections relating to earnings and cash flow (the "Projections") and other financial and operating data concerning the Company prepared by the management of the Company;

      (iii) discussed the past and current operations, financial condition and prospects of the Company with management of the Company;

      (iv) reviewed the reported prices and trading activity of the Company Common Stock;

      (v) compared the financial performance and condition of the Company and the reported prices and trading activity of Company Common Stock with that of certain other comparable publicly traded companies;

      (vi) reviewed publicly available information regarding the financial terms of certain transactions comparable, in whole or in part, to the Transaction;

      (vii) performed discounted cash flow analyses based on the Projections;

      (viii) participated in certain discussions among representatives of each of the Company and Parent;

      (ix) reviewed the draft Merger Agreement described above and certain related documents; and

      (x) performed such other analyses as we have deemed appropriate.

   We have also taken into consideration that at the time of the execution of the Merger Agreement, Mr. Gary C. Comer, certain affiliated trusts and Mr. Richard C. Anderson, the holders of approximately 50.1% of the Company Common Stock on a fully diluted basis, will enter into a Tender Agreement with Parent and Purchaser, pursuant to which they will agree to tender their shares in the Tender Offer.

   We have assumed and relied upon the accuracy and completeness of the information reviewed by us for the purposes of this opinion, and we have not assumed any responsibility for independent verification of such information. We have further relied on the assurances of management of the Company that they are not aware of any facts that would make any such information inaccurate or misleading. With respect to the Projections and other information provided to us, we have assumed that such Projections and other information were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have not assumed any responsibility for any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuation or appraisal. We have further assumed that the Transaction will be consummated in accordance with the terms of the Merger Agreement without waiver of any of the conditions precedent contained in the Merger Agreement and that the final Merger Agreement will be the same in all material respects as the draft Merger Agreement described above.

   We were not requested to consider, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or the effects of any other transaction in which the Company might engage. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, May 10, 2002.

   We have acted as financial advisor to the Company in connection with this transaction and will receive a fee for our services, a portion of which is payable upon the delivery of this opinion.

   This letter is solely for the information of the Board of Directors of the Company and is not on behalf of and is not intended to confer rights or remedies upon any other entity or persons, and may not be used for any other purpose without our prior written consent. Notwithstanding the foregoing, the Company may include this letter in its entirety, and a summary thereof (in a form reasonably acceptable to us), in any proxy or information statement required to be circulated to holders of Company Common Stock relating to the Merger or Tender Offer recommendation on Schedule 14D-9 or other Tender Offer communications from the Company or Parent or Purchaser to the holders of Company Common Stock relating to the Transaction. This letter does not constitute a recommendation to any holder of Company Common Stock as to whether such holder should tender their shares in the Tender Offer or vote in favor of the Merger.

   Based upon, and subject to, the foregoing, we are of the opinion that on the date hereof, the consideration to be received by the holders of Company Common Stock pursuant to the Transaction is fair from a financial point of view to the holders of Company Common Stock.

                                          Very truly yours,

                                          /s/  PETER J. SOLOMON COMPANY LIMITED
                                          PETER J. SOLOMON COMPANY LIMITED

                                                                        ANNEX B

                               LANDS' END, INC.
                              ONE LANDS' END LANE
                          DODGEVILLE, WISCONSIN 53595

                               -----------------

                       INFORMATION STATEMENT PURSUANT TO
                   SECTION 14(f) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14f-1 THEREUNDER

                               -----------------

   This Information Statement is being mailed on or about May 17, 2002 as part of the Solicitation / Recommendation Statement on Schedule 14D-9 (the "Statement") of Lands' End, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Sears, Roebuck and Co., a New York corporation ("Parent"), to at least two-thirds of the seats on the board of directors of the Company (the "Board" or the "Board of Directors"). On May 12, 2002, the Company entered into an Acquisition Agreement and Agreement and Plan of Merger (the "Acquisition Agreement") with Parent and Inlet Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), pursuant to which Purchaser is required to commence a tender offer to purchase all outstanding shares of common stock, par value $0.01 per share, of the Company (the "Common Stock"), at a price per share of $62, net to the seller in cash (the "Offer Price"), upon the terms and conditions set forth in Purchaser's Offer to Purchase, dated May 17, 2002, and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase and any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibit (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time unsold, the "Schedule TO") filed by Purchaser and Parent with the United States Securities and Exchange Commission (the "SEC") on May 17, 2002. The Acquisition Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with Delaware law, Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly-owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each issued and outstanding share of Common Stock (other than shares of Common Stock that are owned by Parent, Purchaser, any of their respective subsidiaries, the Company or its subsidiaries, and shares held by stockholders of the Company who do not tender their shares of Common Stock in the Offer and who have properly demanded and perfected appraisal rights under Section 262 of Delaware law) will be converted into the right to receive the Offer Price.

   The Offer, the Merger, and the Acquisition Agreement are more fully described in the Statement to which this Information Statement forms Annex B, which was filed by the Company with the SEC on May 17, 2002 and which is being mailed to stockholders of the Company along with this Information Statement.

   This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Parent, Purchaser or the Parent Designees (as defined herein) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

   Pursuant to the Acquisition Agreement, Purchaser commenced the Offer on Friday, May 17, 2002. The Offer is scheduled to expire at 12:00 p.m. Midnight, New York City time, on Friday, June 14, 2002, unless extended by Purchaser.

                                    GENERAL

   The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the stockholders of the Company. Each share of Common Stock is entitled to one vote. As of May 12, 2002, there were 30,012,942 shares of Common Stock outstanding, of which Parent and Purchaser own no shares.

             RIGHTS TO DESIGNATE DIRECTORS AND PARENT'S DESIGNEES

The Board of Directors of the Company

   Subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, as soon as practicable following the purchase by Purchaser pursuant to the Offer of such number of shares of Common Stock, together with any shares of Common Stock then owned by Parent or any of its subsidiaries, that represents two-thirds of the then outstanding shares of Common Stock (on a fully diluted basis): (i) the size of the Board will be increased to 9; (ii) all current directors will resign, other than 3 of the current directors who are not employees of the Company or stockholders, affiliates, associates or employees of Parent or Purchaser (the "Independent Directors"); and (iii) a number of persons equal to the aggregate vacancies so created will be designated by Parent and will be elected to fill the vacancies so created (the "Parent Designees").

   After the election of the Parent Designees to the Board and prior to the Effective Time, the affirmative vote of 8 out of 9 of the Company's directors (or such other number that would constitute a majority of Independent Directors) will be necessary to: (i) amend or terminate the Acquisition Agreement; (ii) exercise or waive any of the Company's rights, remedies or benefits under the Acquisition Agreement; or (iii) take any other action of the Company's Board in connection with or under the Acquisition Agreement, which would adversely affect the rights of the holders of Common Stock.

   As of the date of this Information Statement, no determination has been made as to which directors of the Company will serve as Independent Directors.

   Parent has informed the Company that it will choose its designees for directors of the Company from the directors and executive officers of Purchaser and executive officers of Parent listed in Schedule I of the Offer to Purchase, a copy of which is being mailed to stockholders of the Company. The information provided by Parent and Purchaser with respect to such individuals in Schedule I is hereby incorporated by reference. Parent has informed the Company that each of the individuals listed in Schedule I of the Offer to Purchase has consented to act as a director of the Company, if so designated.

   Based solely on the information set forth in Schedule I of the Offer to Purchase filed by Parent and Purchaser, none of the executive officers and directors of Purchaser and none of the executive officers of Parent (i) is currently a director of, or holds any position with, the Company, or (ii) has a familial relationship with any directors or executive officers of the Company. The Company has been advised that, to the best knowledge of Parent and Purchaser, except for Shares which may be deemed to be beneficially owned by Parent or Purchaser by virture of the Tender Agreements among Parent, Purchaser and certain stockholders of the Company, none of Purchaser's directors or executive officers or Parent's executive officers beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and none have been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

   Parent has informed the Company that, to the best of its knowledge, none of the executive officers and directors of Purchaser or executive officers of Parent has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

   It is expected that Parent's designees may assume office at any time following the purchase by Purchaser of the Shares pursuant to the Offer, which purchase cannot be earlier than June 14, 2002, and that, upon assuming office, Parent's designees will thereafter constitute at least two-thirds of the Board. As of the date of this Information Statement, no determination has been made as to which of the individuals described in Schedule I of the Offer to Purchase will be designated to the Board of the Company, if any.

                   CURRENT DIRECTORS AND EXECUTIVE OFFICERS

Directors

   The Board of Directors is currently composed of seven directors. The directors are divided into three classes, two of which are composed of two directors each, and one of which is composed of three directors. One class is elected each year for a three year term. The following information concerns the current directors of the Company.

   RICHARD C. ANDERSON, AGE 72, has been Vice Chairman of the Company since 1984 and served as Chief Executive Officer of the Company from 1990 through January 1993. In addition, Mr. Anderson served as President and Chief Operating Officer from 1989 until 1992. He has been a director of the Company since 1979. From 1977 to 1984, Mr. Anderson was a senior executive of Needham, Harper & Steers, serving as Executive Vice President in charge of programming and media from 1981 until 1984.

   GARY C. COMER, AGE 74, is the founder of the Company and Chairman of the Board. Mr. Comer was President of the Company from 1963 until 1989, and served as Chief Executive Officer from 1963 until 1990. He has been a director of the Company since 1963. Prior to 1963, Mr. Comer was employed for ten years as a copywriter at Young & Rubicam.

   DAVID F. DYER, AGE 52, has been President, Chief Executive Officer and a member of the Board since rejoining the Company in October 1998. In 1989, Mr. Dyer entered the employ of the Company as Managing Director of Home Furnishings, became Executive Vice President of Merchandising in 1990, and was named Vice Chairman, Merchandising and Sales in 1993. He was a director of the Company from 1991 until August 1994. Mr. Dyer was President and Chief Operating Officer of the Home Shopping Network from August 1994 until August 1995, at which time he became an independent catalog/retail consultant, most recently with the Texas Pacific Group and the J. Crew Group. From 1972 to 1989, Mr. Dyer was employed at Burdine's, a specialty retail chain, where he served as Senior Vice President of Marketing and General Merchandising Manager of Women's Apparel, Accessories and Cosmetics. Mr. Dyer is also a director of ADVO, Inc., a direct mail marketing services company.

   CHERYL A. FRANCIS, AGE 48, has been a director of the Company since May 2001. Ms. Francis served as Executive Vice President and Chief Financial Officer of R.R. Donnelley & Sons Company from 1995 until spring 2000. Prior to Donnelley, she was Vice President and Treasurer of FMC Corporation, where she served in various senior financial management positions since 1982. Ms. Francis is a current member of the board of directors for Hon Industries Inc.

   RICHARD C. MARCUS, AGE 63, has been a director of the Company since January 2001. Mr. Marcus served as Chief Executive Officer of Neiman Marcus from 1979 to 1988. Subsequently, he has been an e-commerce entrepreneur and consultant, including with the InterSolve Group, a company he co-founded in 1991. From 1994 to 1995, he served as Chief Executive Officer of the Plaid Clothing Group. From 1997 to 2001, Mr. Marcus was a Senior Advisor with the New York-based investment banking firm, Peter J. Solomon Company. He currently serves on the board of directors for the Zale Corporation, Michaels Stores, Inc. and fashionmall.com, Inc.

   PAUL D. SHRAGE, AGE 67, has been a director of the Company since January 2001. Mr. Schrage served as Senior Executive Vice President and Chief Marketing Officer of McDonald's Corporation and as a member of that company's board of directors when he retired in 1997. Mr. Schrage joined McDonald's in 1967 as National Marketing Director, was elected Vice President in 1968, Executive Vice President in 1970 and Chief Marketing Officer in 1980. Mr. Schrage also serves on the board of directors of Wolverine World Wide, Inc., the Aid Association for Lutherans, Lutheran Brotherhood, Compact Industries, Inc. and Foodland Supermarkets.

   ELIOT WADSWORTH, II, AGE 59, has been a director of the Company since March 2001. Mr. Wadsworth has been the owner and Chief Executive Officer of White Flower Farm, Inc. a mail-order nursery business, since 1975. He was founder of Boston Common Press, L.P., a niche publishing company, has served as its Managing Director for the last 10 years and currently serves on its board of directors. Mr. Wadsworth is also a co-founder and General Partner of Housatonic Partners, a private equity investment partnership in Boston, founded in 1994.

  Executive Officers

   All executive officers serve at the pleasure of the Board. The following information concerns the current executive officers of the Company.

   DAVID F. DYER, see "CURRENT DIRECTORS AND EXECUTIVE OFFICERS--Directors."

   JEFFREY A. JONES, AGE 55, is Chief Operating Officer. Mr. Jones joined the company in December 2000. Prior to joining Lands' End, Mr. Jones spent the last seven years with Shopko Stores, Inc., and its subsidiary, Provantage Health Service, Inc., both in Wisconsin. He served as Shopko's Senior Vice President and Chief Financial Officer until 1997. At that time, he was named Chief Operating Officer and later served as Chief Executive Officer of Provantage, which was sold to Merck, Inc. Mr. Jones spent 13 years with Arthur Andersen LLP. His career includes Chief Financial and Chief Operating Officer positions with various companies, including retail.

   LEE EISENBERG, AGE 55, is Executive Vice President and Creative Director since joining the company in February 1999. Since May 1995, Mr. Eisenberg was with TIME Magazine as Editor/Creative Development. In this capacity, he was involved in the launch of TIME for Kids. Mr. Eisenberg began his career at Esquire magazine in 1970, and went on to serve as their top editor.

   MINDY MEADS, AGE 50, is Executive Vice President of Merchandising and Design, since joining the company in December 1998. Ms. Meads originally joined the company in 1991 as Vice President and Group Merchandising Manager for the women's apparel division and, in 1994, the men's and coed groups were added to her responsibilities. In January 1995, she was named Senior Vice President, Merchandising and Design. She left the company in 1996 to join Gymboree Corporation in San Francisco as their Senior Vice President and General Merchandise Manager. Before first joining Lands' End, Ms. Meads was Merchandise Manager for The Limited. Before The Limited, she had a 12-year tenure with R.
H. Macy & Company of New York where she rose to Senior Vice President, Merchandise.

   DONALD R. HUGHES, AGE 41, is Senior Vice President and Chief Financial Officer. Mr. Hughes joined Lands' End in 1987 as Senior Staff Accountant. During his 15-year tenure with the Company, he has served in various positions of increasing responsibility, including Controller, Director of Financial Services, and from 1996 to February 2001, Vice President of Finance. Prior to Lands' End, Mr. Hughes spent two years with Arthur Andersen LLP in Milwaukee, as an auditor in their Small Business Division.

   FRANCIS P. SHAECHER, AGE 54, is Senior Vice President of Operations. Mr. Schaecher joined the company in 1982 as Operations Manager. He served as Vice President of Operations from 1983 until 1990, at which time he assumed his present position.

   WILLIAM BASS, AGE 39, is Senior Vice President, E-commerce and International. Mr. Bass joined Lands' End in May 1999 as Vice President, E-commerce, and was promoted to his current position in January 2000. From 1996 until joining the company, Mr. Bass was with Forrester Research in Cambridge, Massachusetts, where he was Group Director, Research, supervising research in consumer e-commerce and new media. Before that, he spent a year as Development Director for Boston.com, The Boston Globe's Internet company, and three years as Strategic Initiatives Manager with Knight-Ridder in Lexington, Kentucky, and Miami, Florida. Prior to his business career, Mr. Bass spent six years in the U.S. Army, where he rose to the rank of Captain.

   KELLY A. RITCHIE, AGE 39, is Senior Vice President, Employee Services. Ms. Ritchie has spent her entire career at Lands' End, having joined the company in 1985. For the first 10 years with the company, Ms. Ritchie held various positions in recruitment and other employee relations functions, including Manager of the company's Cross Plains, Wisconsin, phone center. Ms. Ritchie was appointed Vice President, Employee Services, in 1995, and promoted to her current position in January 2000.

   FRANK GIANNANTONIO, AGE 56, is Senior Vice President and Chief Information Officer. Mr. Giannantonio joined the company in February 2002. Prior to joining Lands' End, he spent five years with The Limited, Inc. in Columbus, Ohio, most recently as their Vice President, Direct Marketing Systems, and including three years as Chief Information officer of Victoria's Secret Direct, a subsidiary of The Limited, Inc. Mr. Giannantonio's career includes eight years with Time Warner in New York, as Vice President, Information Systems, Book of the Month Club, Inc. and 15 years with Avon Products, Inc. in New York, where he rose to the position of Director, Corporate Management Information Systems.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

   The following table shows certain information concerning the number of shares of Common Stock beneficially owned, directly or indirectly, by each director and nominee for director of the Company, the Chief Executive Officer and each of the other most highly compensated executive officers of the Company, and the directors and executive officers as a group. The following table also sets forth information concerning each person known to the Company as of March 29, 2002 to be the ''beneficial owner'' (as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of more than 5% of the Company's Common Stock. Unless otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Except as described in the notes below, all information in the table and the accompanying footnotes is given as of March 29, 2002 and has been supplied by each of the persons included in the table.

                                                                           Percent
Beneficial Owners                                                 Amount   of Class
-----------------                                               ---------- --------
Gary C. Comer(1)............................................... 15,648,309  52.15%
  Address: 20875 Crossroads Circle, Suite 100;
  Waukesha, WI 53186
Richard C. Anderson(2).........................................  1,151,010   3.83%
Cheryl Francis.................................................      4,000      *
Richard C. Marcus..............................................      4,000      *
Paul D. Schrage................................................      4,000      *
Eliot Wadsworth................................................     54,000      *
David F. Dyer(3)...............................................    463,431      *
Jeffrey A. Jones...............................................        -0-      *
Mindy C. Meads(4)..............................................    112,500      *
Lee Eisenberg(5)...............................................    102,500      *
Francis P. Schaecher(6)........................................     94,000      *
All directors and executive officers as a group (11 persons)(7) 17,637,750  57.39%

--------
*Lessthan 1%.
(1)See the description of certain contributions by Mr. Comer and related trusts set forth in Item 6. "Interest in Securities of the Subject Company" of the Statement. Share amount shown includes (i) 232,968 shares of the Company's Common Stock held by a trust for the benefit of Mr. Comer and his family as to which he disclaims beneficial ownership except to the extent of his pecuniary interest therein and (ii) 1,942,933 shares of the Company's Common Stock held by trusts for the benefit of Mr. Comer's family as to which he disclaims beneficial ownership.
(2)Share amount shown includes (i) exercisable options for 25,000 shares of Company Common Stock granted to Mr. Anderson under the DSOP, (ii) 20,084 shares of the Company's Common Stock held by a trust for the benefit of Mr. Anderson and his family as to which he disclaims beneficial ownership except to the extent of his pecuniary interest therein, (iii) 87,916 shares of the Company's Common Stock held by a trust for the benefit of Mr. Anderson's family as to which he disclaims beneficial ownership and (iv) 205,105 shares of the Company's Common Stock held by a trust for the benefit of Mr. Anderson's family as to which he disclaims beneficial ownership.
(3)Share amount shown includes exercisable options for 450,000 shares of Company Common Stock granted to Mr. Dyer under the Stock Option Plan.
(4)Share amount shown includes exercisable options for 112,500 shares of Company Common Stock granted to Ms. Meads under the Stock Option Plan.
(5)Share amount shown includes exercisable options for 101,000 shares of Company Common Stock granted to Mr. Eisenberg under the Stock Option Plan.
(6)Share amount shown includes exercisable options for 34,000 shares of Company Common Stock granted to Mr. Schaecher under the Stock Option Plan.
(7)Share amount shown includes exercisable options for 722,500 shares of Company Common Stock granted to certain executive officers under the Stock Option Plan and certain directors under the DSOP.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   Section 16(a)of the Securities Exchange Act of 1934 requires the Company 's officers and directors, and persons who own more than ten percent of the Company 's Common Stock, to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission and the New York Stock Exchange. Officers, directors and greater than ten-percent beneficial owners are required by Securities and Exchange Commission regulation to furnish the Company with copies of all Section 16(a)forms they file.

   To the best of the Company's knowledge, based solely on its review of the copies of such forms received by it,or written representations from certain reporting persons that no Section 16(a)forms were required for those persons, except as described below, all Section 16(a)filing requirements applicable to its officers, directors and greater than ten-percent beneficial owners were complied with during the fiscal year ended February 1,2002.

   Richard C. Anderson, a member of the Board of Directors, inadvertently failed to file a Form 4 by December 10, 2001, regarding the transfer of shares of Common Stock in November 2001 from one trust for the benefit of Mr. Anderson's family to another trust for the benefit of his family as an annuity payment pursuant to the applicable trust instrument. Upon learning of the error, Mr. Anderson filed a Form 4 on April 8, 2002.

                    MEETINGS AND COMPENSATION OF DIRECTORS

   The Board of Directors held thirteen formal meetings during the fiscal year ended February 1, 2002. All directors attended at least 75% of the total number of meetings of the Board and committees of which they were members. Directors who are not salaried officers or employees of the Company are eligible to receive compensation as described in the following paragraphs. In addition, the reasonable expenses incurred by each director in connection with his or her duties as a director are reimbursed by the Company. Each director who is a salaried officer or employee of the Company earns no additional compensation for service as a director.

   Several new directors joined the Board early in fiscal 2002. At that time, Mr. Dyer and Mr. Comer, who have served as a special Board committee dealing with non-employee director compensation, made recommendations to the Board after discussions with the independent consulting firm that regularly advises the Compensation Committee. Based on this recommendation, the Board approved an increase in the cash retainer from $20,000 to $30,000 per year, without the option of deferral. In addition, the Board amended the Non-Employee Director Stock Option Plan (the "DSOP") to provide that no further stock options would be issued thereunder, although outstanding stock options will continue in accordance with their terms. Accordingly, 277,083 of the stock options previously authorized but unissued under the DSOP will no longer be available for issuance. In light of the foregoing action, upon the recommendation of the committee, the Board adopted a new plan for non-employee directors, known as the Director Stock Grant Plan (the "DSGP"), effective as of the beginning of fiscal 2002. The DSGP provides that each new non-employee director will receive an initial grant of 2,000 shares of the Company's Common Stock sixty days after joining the Board and that each non-employee director will receive an annual grant of 2,000 shares on the date of each Annual Meeting (or, if later than the Annual Meeting, sixty days after joining the Board). All such grants will vest immediately. The Company has reserved 100,000 shares of Common Stock for issuance under the DSGP. During fiscal 2002, Messrs. Marcus and Schrage each received an initial grant of 2,000 shares with a grant value of $28.31 per share, Mr. Wadsworth received an initial grant of 2,000 shares with a grant value of $33.95 per share, and Ms. Francis received an initial grant of 2,000 shares with a grant value of $41.60 per share. In addition, Messrs. Anderson, Marcus, Schrage and Wadsworth each received an annual grant of 2,000 shares with a grant value of $34.25 per share, and Ms. Francis received an annual grant of 2,000 shares with a grant value of $41.60 per share. Each of Messrs. Anderson, Schrage, Marcus and Wadsworth and Ms. Francis will receive 2000 shares of the Company's Common Stock on the date of the Annual Meeting to be held on May 22, 2002. Mr. Comer has waived his eligibility to receive the cash retainer and to participate in the DSGP.

                       BOARD COMPOSITION AND COMMITTEES

   The Board has three current standing committees: the Audit Committee, the Compensation Committee and the Nominating Committee.

Audit Committee

   The members of the Audit Committee are Cheryl Francis (chair), Richard Marcus and Eliot Wadsworth. The functions of the Audit Committee are described in the Audit Committee Charter, which was included in the 2001 Proxy Statement. These functions include, among other things, evaluating and recommending annually to the Board of Directors the firm to be employed by the Company as its external auditors, consulting with the internal audit department and the external auditors regarding matters such as the plan of audit, the adequacy of internal accounting controls and systems, and the review of financial statements and reports to be included in quarterly and annual reports. However, the Audit Committee is not expected to audit the Company, to define the scope of the audit, to control the Company's accounting practices, or to define the standards to be used in preparation of the Company's financial statements. The Audit Committee held nine formal meetings during fiscal year 2002.

Compensation Committee

   The members of the Compensation Committee are Paul Schrage (chair), Cheryl Francis, and Richard Marcus. The Compensation Committee is responsible for, among other things, monitoring and approving compensation and other employment terms, administering the Stock Option Plan, including the grant of options thereunder, and administering the Company's non-stock based compensation plans.

   The Compensation Committee held five formal meetings during fiscal year 2002. Except for the DSGP described above, none of the members of the Compensation Committee is or has been, for a period of at least one year prior to appointment, eligible to receive a benefit under any plans of the Company entitling participants to acquire Common Stock, stock options or stock appreciation rights.

Nominating Committee

   The Nominating Committee consists of all non-employee directors of the Company, currently Ms. Francis and Messrs. Comer, Anderson, Marcus, Schrage and Wadsworth. The Nominating Committee has responsibility for selecting any new Chief Executive Officer for the Company and for selecting prospective directors to fill vacancies on the Board of Directors that occur from time to time due to retirement or resignation. In addition, prior to each annual meeting, those members of the Nominating Committee whose director term will not expire at the annual meeting will determine the slate of directors proposed for election at the annual meeting. Prior to the mailing of the 2002 Proxy Statement, the Nominating Committee nominated Ms. Francis and Messrs. Dyer and Marcus, in accordance with the foregoing nominating procedure, for election to the Board of Directors at the 2002 annual meeting. The Nominating Committee held three formal meetings during fiscal 2002.

   The Nominating Committee will consider nominees recommended by shareholders, provided that such recommendations are in writing and are received by the Director of Investor Relations not later than December 23, 2002.

Performance Compensation Committee

   The Performance Compensation Committee administered the Stock Option Plan, established the terms of any options granted thereunder and administered the Company's non-stock based compensation plans prior to the reorganization of this Committee into the Compensation Committee in early fiscal 2002. The Performance Compensation Committee held one formal meeting during fiscal year 2002. The members of the Performance Compensation Committee were Richard Marcus (chair) and John N. Latter. Mr. Latter ceased to be a member of this Committee and the Board as of the 2001 Annual Meeting.

   Notwithstanding anything to the contrary, the following report of the Audit Committee, the report of the Compensation Committee under the section entitled "EXECUTIVE COMPENSATION" and the stock performance graph under the section entitled "PERFORMANCE GRAPH" shall not be deemed incorporated by reference by any general statement incorporating by reference this Information Statement into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates such information by reference, and shall not otherwise be deemed filed under such Acts.

                            AUDIT COMMITTEE REPORT

   The Audit Committee of the Board of Directors (the "Audit Committee") is currently comprised of three independent directors and acts under a written Audit Committee Charter adopted by the Board of Directors in fiscal 2001. The Audit Committee Charter, which is subject to change from time to time by the Board of Directors, was included in the 2001 Proxy Statement. Each of the members of the Audit Committee is independent, as defined by the Audit Committee Charter and the listing standards of the New York Stock Exchange.

   Management has primary responsibility for the financial statements, the reporting process and assurance for the adequacy of controls. The Company's independent auditors are responsible for expressing an opinion on the conformity of the Company's audited financial statements to generally accepted accounting principles. The Audit Committee is responsible for monitoring and overseeing these processes on behalf of the Board of Directors.

   In this context, the Audit Committee reviewed and discussed the Company's audited financial statements for fiscal 2002 with management and the independent auditors. The independent auditors for fiscal 2002 were Arthur Andersen LLP. The Audit Committee discussed with Arthur Andersen LLP the matters required to be discussed by Statement on Auditing Standards No. 61 (SAS
61). SAS 61 requires independent auditors to communicate matters related to the conduct of the audit to audit committees. Arthur Andersen LLP reported to the Audit Committee that, based on its inquiries, to its knowledge, the Company's internal controls are adequate and sufficient.

   In addition, the Audit Committee received from Arthur Andersen LLP the written disclosures required by Independence Standards Board Standard No. 1, which requires the written disclosure of all relationships between the Company and its independent auditors that, in the independent auditors' professional judgment, may reasonably be thought to bear on independence and confirmation that, in its professional judgment, it is independent of the company that it is auditing.

   During fiscal year 2002, the Company retained Arthur Andersen LLP to provide services as follows:

                       Financial Information Systems
            Audit Fees Design and Implementation Fees All Other Fees
            ---------- ------------------------------ --------------
             $135,000                $0                  $930,000

   The category of "all other fees" consists primarily of services provided for tax, forecasting and other miscellaneous projects. The Audit Committee has considered whether Arthur Andersen LLP's provision of services other than audit services was compatible with maintaining auditor independence and has concluded that it was.

   In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2002, for filing with the Securities and Exchange Commission, and the Board of Directors accepted such recommendation. In early fiscal 2003, the Audit Committee considered various matters related to the engagement of Arthur Andersen LLP, as described in the 2002 Proxy Statement. On March 25, 2002, the Board of Directors and the Audit Committee dismissed Arthur Andersen LLP as the Company's independent auditors and engaged Ernst & Young LLP, subject to shareholder ratification, as the Company's independent auditors for fiscal year 2003.

                                          Submitted by the Audit Committee
                                          of the Board of Directors

                                          Cheryl Francis, Chair
                                          Richard Marcus
                                          Eliot Wadsworth

                            EXECUTIVE COMPENSATION

Compensation Committee Report On Executive Compensation

  Overview

   Our goal as a Compensation Committee is to provide a compensation framework for recruiting, motivating, rewarding and retaining the Company's employees, including its executive officers. We endeavor to provide leadership by using compensation to tie executives' financial interests to those of the shareholders in order to help achieve the Company's vision and goals. We regularly engage a nationally recognized compensation consulting firm to assist our Committee in developing an overall perspective on base and incentive compensation and benefit practices and to advise on specific issues relating to the Company's compensation practices. Representatives of the consulting firm meet with us (sometimes with other Board members in attendance) on a regular basis and have other informal discussions with members of our Committee.

  Components of Fiscal Year 2002 Compensation

   The principal elements of compensation for the Company's executive officers currently consist of base salary, bonuses under the Annual Incentive Plan, awards under the Stock Option Plan and discretionary bonuses based on individual performance. The Company's Chief Executive Officer and the four other most highly compensated executive officers are referred to in this Information Statement as the "Named Executive Officers." With respect to fiscal 2002, the Company awarded discretionary bonuses of $50,000 to Ms. Meads and $25,000 to each of Messrs. Jones, Eisenberg and Schaecher.

   Base Salary. In determining and reviewing base salary levels, the Compensation Committee considers the size and responsibility of the individual's position, the individual's overall performance, the base salaries paid by competitors for comparable positions and, in the case of new hires, the amount of the individual's prior compensation and the need to induce the individual to enter the employ of the Company. In making salary decisions with respect to senior executives and overseeing other salary decisions made by management, the Committee exercises its discretion and judgment based on the foregoing factors, without applying a specific formula to determine the weight of each factor considered.

   Annual Incentive Plan. The Annual Incentive Plan (bonus) provides for participation by most of the Company's salaried employees (currently approximately 881 individuals). Pursuant to this plan, each participant is granted an annual incentive award at or about the beginning of each fiscal year. Each annual incentive award consists of the right to be eligible to receive a cash bonus, part of which is paid in December or January of the fiscal year to which the grant relates and the balance of which is paid in the month of March following such fiscal year, provided that the participant remains employed by the Company at the end of such fiscal year.

   Other than participants employed by international subsidiaries of the Company, each participant's bonus eligibility amount is 10% of base salary, provided that the Compensation Committee has the right to approve higher levels for certain participants on an individual basis. For fiscal 2002 and prior years, participants earned bonuses equal to their bonus eligibility amount multiplied by a factor of 0% to 200%, depending on financial results based on the Company's annual pre-tax margin, with a factor of 100% (that is, no adjustment) being applied if the Company achieves a pre-tax income divided by net merchandise sales of 8%. For fiscal 2002, the bonus eligibility amounts for most of the Company's salaried employees were 10% of base salary. The bonus eligibility amounts for fiscal 2002 were 100% for Mr. Dyer, 80% for Mr. Jones, 70% for Ms. Meads and 60% for the other Named Executive Officers.

   Stock Option Plan. The Company's Stock Option Plan was administered by the Performance Compensation Committee until May 2001 and by the Compensation Committee thereafter. A total of 145,000 stock options were awarded to a total of 9 recipients under the Company's Stock Option Plan in fiscal year 2002. None of the options were granted to a Named Executive Officer. The number of options awarded and the number of recipients were lower in fiscal 2002 than in the previous fiscal year due to the timing of committee meetings, with the result that some options that would have been awarded in early fiscal 2002 were in fact awarded in late fiscal 2001. In early fiscal 2003, the Compensation Committee awarded a total of 557,500 stock options to a total of 117 recipients, which the Committee believes reflects a more normalized annual rate at which it expects to award stock options in the future, assuming that the amendment to increase the number of shares eligible for options is approved as described in the 2002 Proxy Statement.

   The stock option awards made in early fiscal 2003 utilized approximately all of the shares of Common Stock available for issuance under the Stock Option Plan. As a result, the Compensation Committee recommended to the Board of Directors, and the Board of Directors approved, an increase in the total number of shares of Common Stock that may be issued under the Stock Option Plan.

  Chief Executive Officer Compensation

   David F. Dyer's base salary for the 53-week fiscal 2002 was $458,654, which is the level established when Mr. Dyer rejoined the Company as Chief Executive Officer in 1998. At a meeting in March 2002, after the end of fiscal 2002, the Compensation Committee determined to make certain changes to Mr. Dyer's compensation package in light of the financial results that had been achieved for fiscal 2002 and the Committee's judgment as to Mr. Dyer's contribution to the Company's success. On this basis, the Committee recommended that the Board of Directors increase Mr. Dyer's annual base salary to $550,000 for fiscal 2003 and award Mr. Dyer a discretionary bonus of $100,000 to be paid in fiscal 2003 in recognition of his strong performance, which recommendation was accepted by the Board of Directors at a subsequent meeting. The Committee also increased his bonus eligibility amount to 120%.

   The Company entered into an Amended and Restated Agreement with Mr. Dyer, dated as of May 12, 2002, which amends his previous agreement with the Company dated December 11, 1998. A summary of the Amended and Restated Agreement contained in Item 3. "PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS" of the Statement is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Amended and Restated Agreement, which is filed as Exhibit (e)(4) to the Statement and incorporated herein by reference.

  Tax Matters

   The Compensation Committee and the Board have considered the provisions of
Section 162(m) of the Internal Revenue Code, which impose an annual limit of $1 million on the deductibility of compensation payments to a company's Chief Executive Officer and the four other most highly compensated executive officers for whom proxy statement disclosure is required and who are employed at the end of such company's taxable year. ''Performance-based compensation'' (as defined in the Code) is excluded from this limit. It is the Company's intention to preserve the deductibility of compensation paid to its employees, including gains realized upon the exercise of non-qualified stock options, to the extent feasible and consistent with the Company's overall compensation philosophy. Notwithstanding the foregoing, the Compensation Committee believes that the Company's compensation philosophy is appropriate and consistent with the long-term interests of the Company, without regard to tax considerations. In the event of changes in the tax law or other circumstances that might affect tax treatment, we would not currently anticipate that fundamental changes would be made in the Company's overall compensation policies and practices.

                                          Submitted by the Compensation
                                            Committee
                                          of the Board of Directors

                                          Paul Schrage, Chair
                                          Richard Marcus
                                          Cheryl Francis

Summary Compensation Table

   Set forth below is certain information concerning the compensation for each of the Named Executive Officers for the fiscal year ended February 1, 2002 (a 53-week fiscal year):

                                                                     Long-Term
                                    Annual Compensation         Compensation Awards
                            --------------------------------    -------------------
                                                                Restricted
                                                   Other Annual   Stock      Stock   All Other
                            Fiscal Salary   Bonus  Compensation   Awards    Options Compensation
Name and Principal Position  Year   ($)      ($)       ($)         ($)        (#)      ($)(1)
--------------------------- ------ ------- ------- ------------ ----------  ------- ------------
David F. Dyer..............  2002  458,654 401,322       -0-       -0-          -0-    96,161(2)
President and Chief          2001  450,000 112,500       -0-       -0-          -0-   285,185
Executive Officer            2000  450,000 202,500       -0-       -0-          -0-   117,469
Jeffrey A. Jones...........  2002  407,692 310,385       -0-       -0-          -0-   158,079(3)
Chief Operating Officer      2001   53,846     -0-   150,000(4)    -0-      300,000       -0-
Mindy C. Meads.............  2002  394,519 283,044       -0-       -0-          -0-    31,832
Executive Vice President,    2001  361,250  54,187       -0-       -0-       50,000    23,083
Merchandising and Design     2000  350,000  94,500       -0-       -0-          -0-   142,417
Lee Eisenberg..............  2002  387,019 228,185       -0-       -0-          -0-    51,414(5)
Executive Vice President,    2001  361,250  54,187    50,000(6)    -0-       50,000    33,608
Creative Director            2000  329,808  89,048   200,000(7)    -0-      200,000    74,266
Francis P. Schaecher.......  2002  253,461 158,067       -0-       -0-          -0-    21,928(8)
Senior Vice President,       2001  242,500  36,375       -0-       -0-       25,000    16,373
Operations                   2000  235,000  63,450       -0-       -0-          -0-    16,304

--------
(1)For fiscal year 2002, these amounts represent, except as otherwise noted, the taxable portion of premiums on Company-provided life insurance, the Company's contributions to the Retirement Plan and the Company's contributions to the Deferred Compensation and Excess Benefit Plan, in the following amounts: Mr. Dyer $1,688, $15,752, $20,545, respectively; Mr Jones, $2,020, $8,085, $13,757, respectively; Ms. Meads, $1,101, $15,997,
   $14,734, respectively; Mr. Eisenberg $2,491, $15,563, $13,500; Mr.
   Schaecher, $1,678, $14,240, $4,931, respectively.
(2)Of the $96,161 in fiscal year 2002, $58,176 is for personal use of Company planes and the remainder is described in footnote (1) above.
(3)Of the $158,079 in fiscal year 2002, $12,952 is for personal use of Company planes, $64,816 is for relocation expenses, $56,449 is for reimbursement for his income tax liability on the relocation expenses paid on his behalf and the remainder is described in footnote (1) above.
(4)In fiscal year 2001, Mr. Jones received a signing bonus of $150,000 from the Company pursuant to the terms of his appointment as Chief Operating Officer effective December 1, 2000.
(5)Of the $51,414 in fiscal year 2001, $19,860 is for personal use of Company planes and the remainder is described in footnote (1) above.
(6)In fiscal year 2001, Mr. Eisenberg received the final portion of his signing bonus of $50,000 from the Company. Mr. Eisenberg deferred this portion of his signing bonus as part of his employment agreement.
(7)In fiscal year 2000, Mr. Eisenberg received a signing bonus of $200,000 from the Company pursuant to the terms of his appointment as Executive Vice President, Creative Director effective February 1, 1999.
(8)Of the $21,928 in fiscal year 2001, $1,079 is for personal use of Company planes and the remainder is described in footnote (1) above.

Stock Option Grants in Fiscal Year 2002

   The Company did not grant options to acquire Common Stock to any Named Executive Officer during the fiscal year ended February 1, 2002.

Stock Option Exercises and Fiscal Year-End Value Table

   Set forth below is certain information relating to options to acquire Common Stock exercised by each Named Executive Officer during the fiscal year ended February 1, 2002, and options to acquire Common Stock held by each Named Executive Officer as of such date.

                                               Number of Securities
                        Shares                Underlying Unexercised       Value of Unexercised
                       Acquired     Value        Stock Options at           In-the-Money Stock
                          on       Realized         FY-End (#)            Options at FY-End ($)
Name                 Exercise (#)   ($)(1)   Exercisable/Unexercisable Exercisable/Unexercisable(2)
----                 ------------ ---------- ------------------------- ----------------------------
David F. Dyer.......   500,000    10,887,001      450,000/      0         $13,734,000/        0
Jeffrey A. Jones....    90,000     1,191,182            0/210,000                   0/4,853,100
Mindy C. Meads......    92,500     1,912,695      112,500/ 45,000           3,163,850/1,055,700
Lee Eisenberg.......    76,000     1,063,068      101,000/ 45,000           1,907,220/1,055,700
Francis P. Schaecher    12,000       243,000       34,000/ 41,000             556,061/  824,251

--------
(1)Upon exercise of an option, an individual does not receive cash equal to the amount contained in the Value Realized column of this table. Instead, the amounts contained in the Value Realized column reflect the increase in the price of the Company's Common Stock from the option award date to the option exercise date. No cash is realized until the shares received upon exercise of an option are sold.
(2)Calculated based upon the closing price of the Company's Common Stock ($49.02) on the New York Stock Exchange on February 1, 2002.

                EMPLOYMENT AGREEMENTS AND SEVERANCE AGREEMENTS

   The discussion set forth in Item 3. "PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS" of the Statement is incorporated herein by reference.

                            STOCK PERFORMANCE GRAPH

   The following graph presents the cumulative total shareholder return of the Company, the Value Line Retail Index and the Standard & Poor's MidCap 400 Index for a five year period. Cumulative total shareholder return is defined as share price appreciation assuming reinvestment of dividends. The Company's Common Stock is included in both the Value Line Retail Index and the Standard & Poor's MidCap 400 Index. In addition to the Company, 39 retailers (including catalog companies) comprise the Value Line Retail Index. The dollar amounts shown on the following graph assume that $100 was invested on February 1, 1997 in Company Common Stock, stocks constituting the Value Line Retail Index and stocks constituting the Standard and Poor's MidCap 400 Index with all dividends being reinvested. The January 31st dates shown on the following graph do not correspond exactly with the last day of the Company's fiscal year in calendar years 1998, 1999, 2000, 2001 and 2002.

                     Comparison of Five-Year Total Return
   Among Lands' End, Inc., Value Line Retail Index and S&P MidCap 400 Index
                                    [CHART]

           Land's End, Inc.  Value Line Retail Index   S&P MidCap 400 Index
1/31/1998        139                 109                       125
1/31/1999        114                 137                       146
1/31/2000        121                 120                       169
1/31/2001        105                 146                       209
1/31/2002        173                 205                       202

                                Value of $100 invested on February 1, 1997 at
                                ---------------------------------------------
                                1/31/98       1/31/99 1/31/00 1/31/01 1/31/02
                                -------       ------- ------- ------- -------
        Lands' End, Inc........  $139          $114    $121    $105    $173
        Value Line Retail Index   109           137     120     146     205
        S&P MidCap 400 Index...   125           146     169     209     202

 Exhibit
   No.                             Index to Exhibits
 -------                           -----------------

 (a)(1) Offer to Purchase (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent on May 17, 2002).

 (a)(2)  Opinion of Peter J. Solomon Company Limited, dated May 12, 2002
         (included as Annex A to this Statement).

 (a)(3) Joint press release issued by the Company and Parent on May 13, 2002, Q&A to Company employees and certain other materials issued by the Company on May 13, 2002 (incorporated by reference to the Schedule
         14D-9C filed by the Company on May 13, 2002).

 (a)(4) Transcript of conference call held on May 13, 2002 (incorporated by reference to the Schedule 14D-9C filed by the Company on May 14,
         2002).

 (a)(5) Press release issued by the Company on May 16, 2002 (incorporated by refrence to the Schedule 14D-9C filed by the Company on May 16, 2002).

 (a)(6)  Employee news letter issued by the Company on May 16, 2002
         (incorporated by reference to the Schedule 14D-9C filed by the Company on May 16, 2002).

 (e)(1) Acquisition Agreement and Agreement and Plan of Merger, dated as of May 12, 2002, among Parent, Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by Parent on May 17, 2002).

 (e)(2) Form of Tender Agreement, dated as of May 12, 2002, by and among Parent, Purchaser and, as the case may be, Gary C. Comer, certain trusts and foundations established by Mr. Comer and a trust associated with Richard C. Anderson (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Parent on May 17, 2002).

 (e)(3) Confidentiality Agreement, dated as of February 26, 2002, by and between Parent and the Company (incorporated by reference to Exhibit
         (d)(3) to the Schedule TO filed by Parent on May 17, 2002).

 (e)(4)  Amended and Restated Agreement, dated as of May 12, 2002, between the
         Company and David F. Dyer.

 (e)(5)  Letter Agreement, dated as of May 13, 2002, between Parent and David
         F. Dyer (incorporated by reference to Exhibit (d)(4) to the Schedule
         TO filed by Parent on May 17, 2002).

 (e)(6)  Form of Executive Agreement between the Company and each of William
         Bass, Lee Eisenberg and Mindy Meads, dated as of May 12, 2002.

 (e)(7)  Form of Executive Agreement between the Company and each of Lisa
         Fitzgerald, Patricia Simigran, Sid Mashburn, Geoffrey Werner, Eric
         Kyser, Robert McElroy, Philip Shaecher, Steven McCardell, Donald
         Hughes, Frank Giannantonio, Kelly Ritchie, Jeffrey Jones and Samuel
         Taylor, dated as of May 12, 2002.

 (e)(8)  Executive Retention Plan--Group A, dated as of May 12, 2002.

 (e)(9)  Executive Retention Plan--Group B, dated as of May 12, 2002.

 (e)(10) Lands' End Stock Option Plan (incorporated by reference to Appendix A to the Company's 2002 Proxy Statement).

 (e)(11) Non-Employee Director Stock Option Plan (incorporated by reference to
         Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended January 26, 2001).

 (e)(12) The Information Statement of the Company, dated May 17, 2002
         (included as Annex B to this Statement).